

Mail Stop 7010

September 29, 2008

Via U.S. mail and facsimile

Mr. Thomas J. Matthews
Chief Executive Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **RE: International Game Technology**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **File No. 001-10684**

Dear Mr. Matthews:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K</u>

<u>Item 1. Business, page 2</u>

1. In future filings, please disclose the mechanics for jackpot liability payments, including how you incur liabilities through gaming sites and how you receive payment. In addition, if you also receive profits from gambling losses on machines, please describe these also. For instance, it appears that you receive profits and losses from the actual gaming on your machines in addition to selling the machines and servicing them. Please discuss this aspect of your operations.

2. In future filings, please discuss your supply relationships and provide the information required by Item 101(c)(1)(iii) of Regulation S-K.

3. In future filings, please discuss your product development and R&D activities.

4. In future filings, please disclose how your strategic business arrangements with China Lot Synergy Holdings fit into your business operation plans.

Intellectual Property, page 9

5. In future filings, please discuss the duration of your patents, trademarks and licenses and discuss any patents or trademarks that are individually important to your business. See Item 101(c)(1)(iv) of Regulation S-K.

Market Regions, page 10
Japan, page 14

6. In future filings, whenever discussing the expansion or contraction of a customer market, please disclose the size in the previous period to the extent necessary for investors to understand the materiality of the change.

Management's Discussion and Analysis, page 24
Consolidated Operating Results-A Year Over Year Comparative Analysis, page 28

7. In future filings, please also provide year over year comparisons of all income statement line items, including an analysis for their changes. Please also comply in your business segment comparisons.

Item 9A. Controls and Procedures, page 69

8. We note that your chief executive officer and principal financial officer have concluded that your "disclosure controls and procedures were effective at the reasonable assurance level." However, Rules 13a-15(e) and 15d-15(e) request disclosure that such controls and other procedures of an issuer are designed "to ensure," rather than only to "reasonably assure," the effectiveness of disclosure controls and procedures.

   Thus, please confirm to us and revise in your disclosure in future filings to clarify that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation, page 21
Compensation Discussion and Analysis, page 21
Base Salaries, page 23

9. In future filings, please disclose how the committee decided on the base salary increases of 5% pursuant to Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive Bonuses, page 24

10. In future filings, please quantify the net income and revenue growth targets and disclose whether or not the company met the target. Please also disclose the individual qualitative goal categories. Please see Question and Answer 118.04 of our Compliance and Disclosure Interpretations found on our website.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
- in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Law Clerk, at (202) 551-3330 or me at (202) 551-3767 if you have any questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief